Exhibit 99.1

Rogers Reports Second Quarter 2009 Financial and Operating Results

Second Quarter Consolidated Revenue Grows By 3% to $2.9 Billion;

Wireless Delivers Strong Subscriber Growth, Historically Low Postpaid Churn, 38% Wireless Data Revenue Growth, and 49% Network Revenue Margins;

Cable Drives Continued Margin Expansion and Healthy Growth in Cash Flow as Subscriber Growth Slows in Face of Economic Recession in Ontario and Growing Maturation of Certain Products;

Double Digit Adjusted Operating Profit Growth at Cable Operations Offset by Reductions in Roaming and Other Discretionary Usage at Wireless, Advertising Sales Declines at Media, and Costs From  Successful Smartphone Campaign at Wireless

TORONTO (July 28, 2009) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2009.

Financial highlights are as follows:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue	$2,891	$2,803	3	$5,638	$5,412	4
Operating profit(1)	1,033	996	4	2,115	2,091	1
Net income	374	301	24	683	645	6
Basic and diluted net income per share	$0.59	$0.47	26	$1.08	$1.01	7

As adjusted:(2)
Operating profit(1)	$1,083	$1,089	(1)	$2,088	$2,067	1
Net income	412	364	13	668	631	6
Basic and diluted net income per share	$0.65	$0.57	14	$1.06	$0.99	7

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses;  and (iii) in respect of net income and net income per share, debt issuance costs and the related income tax impact of the above amounts.

Highlights of the second quarter of 2009 include the following:

•
We generated consolidated growth in quarterly revenue of 3%, while adjusted operating profit declined by 1% to $1.083 billion as the growth at Cable was more than offset by acquisition and retention costs from the continued success of the smartphone campaign and economic pressures on usage at Wireless and advertising revenue declines at Media.

Rogers Communications Inc.	1	Second Quarter 2009

•
Wireless network revenue grew by 6% year-over-year driven by postpaid net subscriber additions of 148,000, data revenue growth accelerating by 38% to 20% of network revenue, and a further reduction of postpaid churn to 1.00%, partially offset by economic pressures on roaming, long distance and other usage based revenue items.

•
Wireless activated more than 315,000 smartphone devices, predominantly iPhone 3G, BlackBerry and Android devices, during the quarter. Approximately half of these activations were to subscribers new to Wireless with the other half being to existing Wireless subscribers who upgraded devices, committed to new term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. The results of the continued success of the smartphone campaign drove significantly higher acquisition and retention costs at Wireless.

•
Wireless launched the next generation Apple iPhone 3G S in Canada which offers speeds up to two times faster than the previous iPhone 3G with download speeds up to 7.2 Mbps.  Wireless also launched the first two Android operating system powered smartphones in Canada featuring built-in integration with many of Google's leading mobile services including the Android Market, which features more than 3,200 downloadable mobile applications.

•
Wireless recently announced that together with HP it is introducing Internet-ready netbooks which are Canada’s first to integrate embedded mobile broadband technology to connect to the Web over Rogers’ next generation HSPA wireless network across Canada - three times faster than any other.

•
Basic cable, digital cable, Internet, and home phone service subscriber growth all continued to slow from the previous year reflecting the worsening economic recession and unemployment levels in Ontario where 90% of Cable’s market is concentrated. Increasing levels of product maturity have also contributed to slowing subscriber growth with cable Internet subscriber penetration at 69% of basic cable customers, digital penetration at 70% of basic cable households, and residential voice-over-cable telephony penetration at 38% of basic cable subscribers.

•
Cable recently announced that it would launch a 50Mbps DOCSIS 3 high speed Internet service, and also that it is the first cable Internet provider in North America to offer customers a DOCSIS 3 gateway wireless home networking device, the fastest wireless home networking device available, which combines a cable modem providing the fastest Internet available on the market and a wireless router into one device, enabling customers to extend their wireless broadband connection further and with better signal quality and with fewer in-home electronic components.

•
Cable announced the launch of 18 new HDTV channels bringing the total number of HDTV channels available through its digital cable to 72. As of the end of the second quarter, 40% of Rogers Digital Cable customers now subscribe to HDTV, and viewership of HD titles On Demand has doubled in the last year.  Rogers offers its over 640,000 HD customers the most choice with the most HD movies, the most HD sports programming and 255 HD On Demand titles that are not available on satellite.

Rogers Communications Inc.	2	Second Quarter 2009

•
Media received CRTC approval for the purchase of radio stations K-Rock and KIX Country in Kingston, Ontario, and the acquisition closed during the quarter.  Media now operates 54 radio stations across Canada, and is the third largest radio operator in Canada measured in revenues.

•
Rogers announced on May 19, 2009 that it had increased its Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing February 20, 2009 and ending February 19, 2010.  Year-to-date at June 30, 2009 Rogers had repurchased 16,480,000 Class B shares for cancellation for an aggregate total of approximately $509 million.  At the same time, Rogers also announced that it has set a target leverage range for its capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

•
Rogers announced on May 21, 2009 that it had priced an offering of $1.0 billion of 5.80% Senior Notes due May 2016. The Senior Notes were priced at $997.67 per $1,000 principal amount, for an effective yield of 5.841% per annum, with the net proceeds from the offering intended to be used for general corporate purposes.

•
At June 30, 2009 Rogers had the full availability under its $2.4 billion committed bank credit facility that matures in July, 2013, and has no scheduled debt maturities until May 2011. This financial position provides us with substantial liquidity and flexibility.

“Whereas we had slower growth on our top line due to sustained recessionary economic pressures and the increasing maturation of certain of our services, we were successful during the second quarter in reducing costs, returning increasing amounts of cash to shareholders and further enhancing the quality of our balance sheet,” said Nadir Mohamed, President and Chief Executive Officer. “Most importantly, at the same time we have continued to invest in key growth areas and deliver innovative products and increased value to customers.”

This management’s discussion and analysis (“MD&A”), which is current as of July 27, 2009, should be read in conjunction with our Second Quarter 2009 Interim Unaudited Consolidated Financial Statements and Notes thereto, our 2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2008 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2008.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

Rogers Communications Inc.	3	Second Quarter 2009

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

Substantially all of our operations are in Canada.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Second Quarter 2009

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Wireless	$1,616	$1,522	6	$3,160	$2,953	7
Cable
Cable Operations	763	718	6	1,506	1,413	7
RBS	125	130	(4)	253	263	(4)
Rogers Retail	90	92	(2)	192	192	-
Corporate items and eliminations	(6)	(2)	200	(11)	(5)	120
	972	938	4	1,940	1,863	4
Media	366	409	(11)	650	716	(9)
Corporate items and eliminations	(63)	(66)	(5)	(112)	(120)	(7)
Total	2,891	2,803	3	5,638	5,412	4

Adjusted operating profit (loss)(1)
Wireless	742	769	(4)	1,452	1,474	(1)
Cable
Cable Operations	329	293	12	637	571	12
RBS	7	16	(56)	22	33	(33)
Rogers Retail	(4)	(5)	(20)	(3)	(2)	50
	332	304	9	656	602	9
Media	37	52	(29)	27	53	(49)
Corporate items and eliminations	(28)	(36)	(22)	(47)	(62)	(24)
Adjusted operating profit(1)	1,083	1,089	(1)	2,088	2,067	1
Stock-based compensation recovery (expense)(2)	(13)	(53)	(75)	68	63	8
Integration and restructuring expenses(3)	(37)	(3)	n/m	(41)	(8)	n/m
Adjustment for CRTC Part II fees decision(5)	-	(37)	n/m	-	(31)	n/m
Operating profit(1)	1,033	996	4	2,115	2,091	1
Other income and expense, net(4)	659	695	(5)	1,432	1,446	(1)
Net income	$374	$301	24	$683	$645	6
Basic and diluted net income per share	$0.59	$0.47	26	$1.08	$1.01	7
As adjusted:(1)
Net income	$412	$364	13	$668	$631	6
Basic and diluted net income per share	$0.65	$0.57	14	$1.06	$0.99	7

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$204	$251	(19)	$378	$414	(9)
Cable
Cable Operations	156	185	(16)	260	306	(15)
RBS	9	10	(10)	17	14	21
Rogers Retail	3	4	(25)	6	7	(14)
	168	199	(16)	283	327	(13)
Media	16	17	(6)	30	38	(21)
Corporate(6)	46	14	n/m	102	23	n/m
Total	$434	$481	(10)	$793	$802	(1)

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and six months ended June 30, 2009, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores.  In the three and six months ended June 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”); ii) the restructuring of Rogers Business Solutions (“RBS”); and iii) the closure of certain Rogers Retail stores.

(4)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(5)	Relates to an adjustment for CRTC Part II fees related to prior periods.
(6)
The year-over-year increase in corporate additions to PP&E for the three and six months ended June 30, 2009 primarily reflects approximately $26 million and $57 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

n/m: not meaningful.

Rogers Communications Inc.	5	Second Quarter 2009

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Postpaid	$1,456	$1,374	6	$2,862	$2,671	7
Prepaid	73	71	3	140	137	2
Network revenue	1,529	1,445	6	3,002	2,808	7
Equipment sales	87	77	13	158	145	9
Total operating revenue	1,616	1,522	6	3,160	2,953	7

Operating expenses before the undernoted
Cost of equipment sales	254	156	63	479	301	59
Sales and marketing expenses	149	151	(1)	289	291	(1)
Operating, general and administrative expenses	471	446	6	940	887	6
	874	753	16	1,708	1,479	15
Adjusted operating profit(1)	742	769	(4)	1,452	1,474	(1)
Stock-based compensation recovery (expense) (2)	(2)	(8)	(75)	8	2	n/m
Integration and restructuring expenses(3)	(9)	-	n/m	(9)	-	n/m
Operating profit(1)	$731	$761	(4)	$1,451	$1,476	(2)

Adjusted operating profit margin as % of network revenue(1)	48.5%	53.2%		48.4%	52.5%

Additions to PP&E(1)	$204	$251	(19)	$378	$414	(9)

(1)   As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.

Summarized Wireless Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2009	2008	Chg	2009	2008	Chg

Postpaid
Gross additions	347	283	64	662	576	86
Net additions	148	92	56	252	188	64
Total postpaid retail subscribers	6,702	6,102	600	6,702	6,102	600
Average monthly revenue per user ("ARPU")(1)	$73.24	$75.62	$(2.38)	$72.69	$74.11	$(1.42)
Average monthly usage (minutes)	604	604	-	587	588	(1)
Monthly churn	1.00%	1.06%	(0.06%)	1.05%	1.08%	(0.03%)
Prepaid
Gross additions	135	149	(14)	265	282	(17)
Net additions (losses)	(6)	8	(14)	(38)	(21)	(17)
Total prepaid retail subscribers	1,454	1,403	51	1,454	1,403	51
ARPU(1)	$16.77	$16.86	$(0.09)	$15.92	$16.27	$(0.35)
Monthly churn	3.24%	3.39%	(0.15%)	3.44%	3.60%	(0.16%)

Blended ARPU(1)	$63.09	$64.56	$(1.47)	$62.32	$63.16	$(0.84)

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Rogers Communications Inc.	6	Second Quarter 2009

Wireless Network Revenue

The year-over-year increase in subscriber additions reflects, in part, the growth in activations of smartphone and wireless laptop devices, offset by lower sales of voice only handsets. The increase in network revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the year-over-year growth of wireless data. Year-over-year, blended ARPU declined by 2.3%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to the corresponding periods of 2008, which was partially offset by growth in wireless data.

For the three and six months ended June 30, 2009, wireless data revenue increased by approximately 38% and 40%, respectively, over the corresponding periods of 2008, to $313 million and $611 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access, and other wireless data services. The increase in wireless data usage was partially offset by the impact of certain data services price reductions made during the second and third quarters of 2008. For the three and six months ended June 30, 2009, data revenue represented approximately 20% of total network revenue, compared to 16% in the corresponding periods of 2008.

Wireless’ success in the continued incremental reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the larger volume of smartphones sold in the three and six months ended June 30, 2009, versus the corresponding periods of 2008.  These sales include those to both new customers and to existing customers who choose to upgrade their devices.

Wireless activated more than 315,000 smartphone devices, predominately iPhone 3G, BlackBerry and Android devices, during the three months ended June 30, 2009. Approximately half of these activations were to subscribers new to Wireless in the three months ended June 30, 2009, with the other half being to existing Wireless subscribers who upgraded devices, committed to new multi-year-term contracts, and in a majority of cases attached both voice and monthly data packages which generate considerably above average ARPU. Smartphone devices as a percentage of postpaid gross additions increased to approximately 45% in the three months ended June 30, 2009, versus approximately 30% in the corresponding period of 2008, while smartphone devices as a percentage of device upgrades increased to approximately 40% in the three months ended June 30, 2009, versus approximately 20% in the corresponding period of 2008. Because Wireless incurs significant upfront handset subsidies for each unit activated, the results of this successful smartphone sales campaign drove significantly higher acquisition and retention costs at Wireless in the three months ended June 30, 2009 versus the corresponding period of 2008.

Rogers Communications Inc.	7	Second Quarter 2009

The high upfront cost associated with adding smartphone subscribers so rapidly is an investment made to contract customers with significantly higher than average ARPU for multi-year terms which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

Wireless Operating Expenses

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Operating expenses
Cost of equipment sales	$254	$156	63	$479	$301	59
Sales and marketing expenses	149	151	(1)	289	291	(1)
Operating, general and administrative expenses	471	446	6	940	887	6
Operating expenses before the undernoted	874	753	16	1,708	1,479	15
Stock-based compensation recovery (expense)(1)	2	8	(75)	(8)	(2)	n/m
Integration and restructuring expenses(2)	9	-	n/m	9	-	n/m
Total operating expenses	$885	$761	16	$1,709	$1,477	16

(1)	See the section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.

As a result of the significant number of smartphone activations in the three and six months ended June 30, 2009, versus the corresponding periods of 2008, certain Wireless metrics for the three and six months ended June 30, 2009, including cost of equipment sales and retention costs, increased significantly over the corresponding periods in 2008.  These cost increases had a dilutive impact on Wireless’ operating profit growth. However, the large majority of smartphone customers subscribe to both voice and data service plans for multi-year terms, which has, to date, resulted in these customers generating greater than 150% of the average subscriber ARPU. We expect that our investments in attracting and retaining these high value smartphone subscribers will result in the creation of significant net positive lifetime value per subscriber added. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the subscribers’ multi-year contracts. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

The increase in cost of equipment sales for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was primarily the result of the large volume of smartphone sales.

The year-over-year increase in operating, general and administrative expenses, excluding retention spending discussed below, for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was primarily driven by the overall growth in the Wireless subscriber base. In addition, Wireless incurred higher costs to support increased usage of wireless data services, as well as increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $144 million and $287 million in the three and six months ended June 30, 2009, respectively, compared to $96 million and $189 million in the corresponding periods of 2008. As a result of its continued successful smartphone marketing campaign, Wireless experienced a higher rate of upgrade activity by existing subscribers in the three and six months ended June 30, 2009, versus the corresponding periods in 2008. Approximately half of the smartphone device activations in the three months ended June 30, 2009 were hardware and service plan upgrades by existing subscribers which drove the largest portion of the increase in retention spending.

Rogers Communications Inc.	8	Second Quarter 2009

Wireless Adjusted Operating Profit

The year-over-year decrease in adjusted operating profit reflects the increase in network revenue largely offset by the significant increase in cost of equipment sales from the smartphone handset subsidies discussed above. Primarily as a result of our investment in a significant number of high ARPU, but high subsidy, smartphone activations, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 48.5% and 48.4% for the three and six months ended June 30, 2009, respectively, compared to the historically high 53.2% and 52.5% in the corresponding periods of 2008.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
High-Speed Packet Access ("HSPA")	$80	$120	(33)	$165	$182	(9)
Network - capacity	56	52	8	77	93	(17)
Network - other	37	51	(27)	85	89	(4)
Information and technology and other	31	28	11	51	50	2
Total additions to PP&E	$204	$251	(19)	$378	$414	(9)

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

Recent Wireless Development

In May 2009, we reached an agreement with Look Communications Inc. (“Look”) (through our joint venture with Bell Canada, Inukshuk Wireless Partnership ("Inukshuk")), for the purchase of Look's spectrum and broadcast licence. Under the agreement, Inukshuk will pay Look $80 million for Look's 92 MHz of spectrum covering the provinces of Ontario and Quebec. Payment is scheduled in three instalments and the purchased spectrum will not be transferred unless and until full consideration is paid. In the three months ended June 30, 2009, Inukshuk paid the first instalment of $30 million towards the spectrum. On July 16, 2009 Industry Canada granted Inukshuk an approval in principle to the conversion of Look's MMDS spectrum licence to a Broadband Radio Service ("BRS") spectrum licence, pursuant to government policy one-third of the spectrum must be returned to Industry Canada. As such, this spectrum acquisition is expected to close during the third quarter of 2009.

Rogers Communications Inc.	9	Second Quarter 2009

CABLE

Summarized Cable Financial Results
	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008(1)	% Chg	2009	2008(1)	% Chg

Operating revenue
Cable Operations(2)	$763	$718	6	$1,506	$1,413	7
RBS	125	130	(4)	253	263	(4)
Rogers Retail	90	92	(2)	192	192	-
Intercompany eliminations	(6)	(2)	200	(11)	(5)	120
Total operating revenue	972	938	4	1,940	1,863	4

Adjusted operating profit before the undernoted
Cable Operations(2)	329	293	12	637	571	12
RBS	7	16	(56)	22	33	(33)
Rogers Retail	(4)	(5)	(20)	(3)	(2)	50
Adjusted operating profit(3)	332	304	9	656	602	9
Stock-based compensation recovery (expense)(4)	(4)	(11)	(64)	21	22	(5)
Integration and restructuring expenses(5)	(7)	(3)	133	(11)	(8)	38
Adjustment for CRTC Part II fees decision(6)	-	(30)	n/m	-	(25)	n/m
Operating profit(3)	$321	$260	23	$666	$591	13

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	43.1%	40.8%		42.3%	40.4%
RBS	5.6%	12.3%		8.7%	12.5%
Rogers Retail	(4.4%)	(5.4%)		(1.6%)	(1.0%)

Additions to PP&E(3)
Cable Operations(2)	$156	$185	(16)	$260	$306	(15)
RBS	9	10	(10)	17	14	21
Rogers Retail	3	4	(25)	6	7	(14)
Total additions to PP&E	$168	$199	(16)	$283	$327	(13)

(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)
In the three and six months ended June 30, 2009, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and  iii) the closure of certain Rogers Retail stores. In the three and six months ended June 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net; ii) the restructuring of RBS; and iii) the closure of certain Rogers Retail stores.

(6)	Relates to an adjustment for CRTC Part II fees related to prior periods.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	10	Second Quarter 2009

CABLE OPERATIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Core Cable	$440	$417	6	$868	$820	6
Internet	195	171	14	381	337	13
Rogers Home Phone	128	130	(2)	257	256	0
Total Cable Operations operating revenue	763	718	6	1,506	1,413	7

Operating expenses before the undernoted
Sales and marketing expenses	64	64	-	119	128	(7)
Operating, general and administrative expenses	370	361	2	750	714	5
	434	425	2	869	842	3
Adjusted operating profit(1)	329	293	12	637	571	12
Stock-based compensation recovery (expense)(2)	(4)	(10)	(60)	19	21	(10)
Integration and restructuring expenses(3)	(6)	(1)	n/m	(7)	(1)	n/m
Adjustment for CRTC Part II fees decision(4)	-	(30)	n/m	-	(25)	n/m
Operating profit(1)	$319	$252	27	$649	$566	15

Adjusted operating profit margin(1)	43.1%	40.8%		42.3%	40.4%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable.
(4)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Rogers Communications Inc.	11	Second Quarter 2009

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2009	2008(1)	Chg	2009	2008(1)	Chg

Cable homes passed(2)	3,577	3,648	(71)	3,577	3,648	(71)

Basic Cable
Net losses	(19)	(13)	(6)	(27)	(13)	(14)
Total Basic Cable subscribers(3)	2,292	2,298	(6)	2,292	2,298	(6)

Cable High-speed Internet
Net additions(4)	(4)	14	(18)	7	53	(46)
Total Internet subscribers (residential)(3)(4)	1,578	1,516	62	1,578	1,516	62

Digital Cable
Terminals, net additions	27	54	(27)	105	157	(52)
Total terminals in service(3)	2,388	2,036	352	2,388	2,036	352
Households, net additions	8	23	(15)	43	72	(29)
Total households(2)	1,593	1,431	162	1,593	1,431	162

Cable telephony lines
Net additions and migrations(5)	21	41	(20)	38	87	(49)
Total Cable telephony lines(3)	878	745	133	878	745	133

Cable Revenue Generating Units ("RGUs")(6)
Net additions	6	65	(59)	61	199	(138)
Total RGUs	6,341	5,990	351	6,341	5,990	351

Circuit-switched lines
Net losses and migrations(5)	(27)	(22)	(5)	(50)	(36)	(14)
Total circuit-switched lines	165	298	(133)	165	298	(133)

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	Since June 30, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 168,000.
(3)
On June 12, 2008 we acquired approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, from Aurora Cable.

(4)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 7,000 and 18,000 at June 30, 2009 and June 30, 2008, respectively. In addition, net additions excludes ADSL subscriber losses of 2,000 and 4,000 in the three and six months ended June 30, 2009, respectively, and ADSL subscriber losses (gains) of 1,000 and (1,000) in the three and six months ended June 30, 2008, respectively. The comparative figures have been restated to conform to the basis of presentation used in the current year.  In addition, during the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base.  These subscribers are not included in net additions for  the three and six months ended June 30, 2008.

(5)
Includes approximately 6,000 and 11,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2009, respectively, and includes approximately 13,000 and 16,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2008, respectively.

(6)	Cable RGUs are comprised of basic cable subscribers, digital cable households, Cable high-speed Internet subscribers and residential cable telephony lines.

A relatively deep and sustained economic recession in Ontario has driven high rates of unemployment and a significant slowdown in new home construction resulting in lower net additions of our cable products in the three and six months ended June 30, 2009, compared to the corresponding periods of 2008. The impact of this recession has affected new sales of our Internet and Home Phone products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable’s largest sources of new product sales. In response to the weak economic conditions Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.

Rogers Communications Inc.	12	Second Quarter 2009

Additionally, the second quarter is traditionally the cable industry’s lowest net gain quarter of the year due to seasonal patterns associated with early summer university student disconnects.

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, reflects the continued deepening penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our analog and digital cable services contributed to the growth in revenue.

The digital cable subscriber base grew by 11% from June 30, 2008 to June 30, 2009.  Digital penetration now represents approximately 70% of basic cable households, compared to 62% in the corresponding period of 2008. Increased demand from subscribers for digital content, including HDTV and personal video recorder (“PVR”) equipment, combined with marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 8,000 and 43,000 in the three and six months ended June 30, 2009, respectively. In addition, digital cable subscriber box additions shifted in mix to a heavier weighting of customer purchases as opposed to rentals in response to increased promotional activities.

Internet (Residential) Revenue

The year-over-year increase in Internet revenues for the three and six months ended June 30, 2009, primarily reflects the 3% increase in the Internet subscriber base combined with increased revenue resulting from Internet services price increases made during the previous twelve months and incremental revenue from charges for additional usage for customers who exceed prescribed monthly gigabyte allowances.

With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 44% of the homes passed by our cable networks and 69% of our basic cable customer base.

In addition to the impact of the economic recession on sales as discussed above, the lower high-speed Internet net additions also reflect an increasing degree of product maturation as penetration of broadband in Canada continues to deepen.

Rogers Home Phone Revenue

The Rogers Home Phone revenue for the three and six months ended June 30, 2009, reflects the year-over-year growth in the cable telephony customer base equating to cable telephony revenue growth of approximately 22% for the quarter and 24% for the year-to-date, offset by the ongoing decline of the circuit-switched and long-distance only customer bases. The lower net additions of cable telephony lines in the second quarter of 2009 versus the corresponding period of 2008 reflects the impact of the economic recession in Ontario combined with intensified win-back activities by incumbent telecom providers as Rogers’ market share increases.

Rogers Communications Inc.	13	Second Quarter 2009

Total cable telephony lines grew 18% from June 30, 2008 to June 30, 2009. At June 30, 2009, cable telephony lines represented 25% of the homes passed by our cable networks and 38% of basic cable subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable began to significantly de-emphasize circuit-switched sales early in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 21,000 net line additions to cable telephony during the second quarter of 2009, approximately 6,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Excluding the impact of the shrinking circuit-switched telephony business, the Rogers Home Phone and overall Cable Operations year over year revenue growth for the second quarter ended June 30, 2009 would have been 22% and 10%, respectively.

Cable Operations Operating Expenses

Cable operations have focused on implementing a program of permanent cost reduction and efficiency improvement initiatives which has enabled the overall operating expense growth to remain minimal for 2009.  The increase in Cable’s operating expenses for the three and six months ended June 30, 2009 compared to the corresponding periods of 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, credit and collection costs and increases in information technology costs. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of RGU net additions in the second quarter of 2009 versus in the corresponding period of 2008 and the result of the above noted cost reduction and efficiency initiatives across various activity based functions.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above combined with improved operating efficiencies, cost reductions and decreased activity levels. As a result, Cable Operations adjusted operating profit margins increased to 43.1% and 42.3% for the three and six months ended June 30, 2009, respectively, compared to 40.8% and 40.4% in the corresponding periods of 2008.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 165,000 residential customers of which approximately 24% are within Cable Operations’ footprint, has a dilutive impact on operating profit margins.

Rogers Communications Inc.	14	Second Quarter 2009

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

RBS operating revenue	$125	$130	(4)	$253	$263	(4)

Operating expenses before the undernoted
Sales and marketing expenses	6	6	-	12	13	(8)
Operating, general and administrative expenses	112	108	4	219	217	1
	118	114	4	231	230	0
Adjusted operating profit(1)	7	16	(56)	22	33	(33)
Stock-based compensation recovery(2)	-	-	n/m	1	1	-
Integration and restructuring expenses(3)	(1)	(2)	(50)	(1)	(3)	(67)
Operating profit(1)	$6	$14	(57)	$22	$31	(29)

Adjusted operating profit margin(1)	5.6%	12.3%		8.7%	12.5%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three and six months ended June 30, 2009 costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and six months ended June 30, 2008 costs incurred relate to the integration of Call-Net and the restructuring of RBS.

Summarized Subscriber Results

	Three months ended June 30,			Six months ended June 30,
(Subscriber statistics in thousands)	2009	2008	Chg	2009	2008	Chg

Local line equivalents(1)
Total local line equivalents	187	215	(28)	187	215	(28)

Broadband data circuits(2)(3)
Total broadband data circuits	37	30	7	37	30	7

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue

The decrease in RBS revenues reflects a decline in the lower margin resale and legacy data service businesses, with a shift in focus to leveraging on-net revenue opportunities utilizing Cable’s existing network facilities. As well, RBS continues to focus on retaining its existing medium-enterprise and carrier customer base. For the three and six months ended June 30, 2009, RBS data and local revenues declined modestly, offset partially by an increase in long-distance revenue compared to the corresponding periods of 2008.

Rogers Communications Inc.	15	Second Quarter 2009

RBS continues to focus on managing the profitability of its existing customer base and evaluating profitable opportunities within the medium and large enterprise and carrier segments, while Cable Operations focuses on continuing to grow Rogers’ penetration of telephony and Internet services into the small business and home office markets within Cable’s territory.

RBS Operating Expenses

Operating, general and administrative expenses increased for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008 as an increase in carrier charges was offset by reductions in customer care and engineering costs.

Sales and marketing expenses were relatively unchanged for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, and reflects streamlining initiatives associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit

The decline in revenue described above combined with modest increases in cost of sales and other operating expenses resulted in the year over year declines in RBS adjusted operating profit for the three and six months ended June 30, 2009.

ROGERS RETAIL

Summarized Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Rogers Retail operating revenue	$90	$92	(2)	$192	$192	-

Operating expenses before the undernoted	94	97	(3)	195	194	1
Adjusted operating loss(1)	(4)	(5)	(20)	(3)	(2)	50
Stock-based compensation recovery (expense)(2)	-	(1)	n/m	1	-	n/m
Integration and restructuring expenses(3)	-	-	n/m	(3)	(4)	(25)
Operating loss(1)	$(4)	$(6)	(33)	$(5)	$(6)	(17)

Adjusted operating loss margin(1)	(4.4%)	(5.4%)		(1.6%)	(1.0%)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the closure of certain Rogers Retail stores.

Rogers Retail Revenue

Rogers Retail revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was relatively unchanged as the result of increased sales of Rogers Wireless and Cable products and services being mostly offset by the ongoing decline in video rentals and sales.

Rogers Communications Inc.	16	Second Quarter 2009

Rogers Retail Adjusted Operating Loss

Adjusted operating loss at Rogers Retail was also relatively unchanged for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, and reflects the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
Customer premise equipment	$45	$53	(15)	$78	$99	(21)
Scalable infrastructure	69	75	(8)	104	110	(5)
Line extensions	10	12	(17)	18	21	(14)
Upgrades and rebuild	5	5	-	10	8	25
Support capital	27	40	(33)	50	68	(26)
Total Cable Operations	156	185	(16)	260	306	(15)
RBS	9	10	(10)	17	14	21
Rogers Retail	3	4	(25)	6	7	(14)
	$168	$199	(16)	$283	$327	(13)

Additions to Cable PPE include continued investments in the cable network to improve our customers experience through increased speed and performance of our internet service and capacity enhancements to our digital network to allow for incremental HD and on On-Demand services to be added.

The decline in Cable Operations PP&E additions for the three and six months ended June 30, 2009 compared to the corresponding periods in 2008 resulted primarily from lower spending associated with lower levels of RGU additions and new home formations during the period.

The changes in RBS PP&E additions for the three and six months ended June 30, 2009, compared to the corresponding period of 2008, primarily reflects the timing of expenditures on customer networks and support capital.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

Rogers Communications Inc.	17	Second Quarter 2009

MEDIA

Summarized Media Financial Results

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except margin)	2009	2008(1)(2)	% Chg	2009	2008(1)(2)	% Chg

Operating revenue	$366	$409	(11)	$650	$716	(9)

Operating expenses before the undernoted	329	357	(8)	623	663	(6)
Adjusted operating profit(3)	37	52	(29)	27	53	(49)
Stock-based compensation recovery (expense)(4)	(2)	(9)	(78)	14	11	27
Integration and restructuring expenses(5)	(21)	-	n/m	(21)	-	n/m
Adjustment for CRTC Part II fees decision(6)	-	(7)	n/m	-	(6)	n/m
Operating profit(3)	$14	$36	(61)	$20	$58	(66)

Adjusted operating profit margin(3)	10.1%	12.7%		4.2%	7.4%

Additions to property, plant and equipment(3)	$16	$17	(6)	$30	$38	(21)

(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.
(6)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Media Revenue

The significant decline in Media’s revenues for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects revenue declines at Television, Radio and Publishing driven by ongoing industry wide weakness in the advertising market and at The Shopping Channel driven by a challenging environment for consumer discretionary retail sales. These decreases were partially offset by an increase in subscriber revenue at Sportsnet.

Media Operating Expenses

The decrease in Media’s operating expenses for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects lower variable costs associated with a decline in sales at The Shopping Channel, lower costs associated with printing and production at Publishing, and a focused cost reduction program across all of Media’s divisions. These decreases were partially offset by increased programming costs at Sportsnet and Television.

Rogers Communications Inc.	18	Second Quarter 2009

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects the revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

Media Additions to PP&E

The majority of Media’s PP&E additions in the three and six months ended June 30, 2009, reflect the continued construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, with the overall decline from the three and six months ended June 30, 2008, a result of the aforementioned cost containment initiatives.

Recent Media Developments

In July 2009, the Blue Jays released a player from the remaining term of a contract, which will result in an approximate US$15 million charge to operating profit in the third quarter of 2009.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

Rogers Communications Inc.	19	Second Quarter 2009

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Net income	$374	$301	24	$683	$645	6
Income tax expense	125	153	(18)	285	323	(12)
Other income, net	(4)	(5)	(20)	(6)	(13)	(54)
Change in the fair value of derivative instruments	11	(5)	n/m	1	(1)	n/m
Foreign exchange (gain) loss	(80)	(1)	n/m	(51)	6	n/m
Debt issuance costs	5	-	n/m	5	-	n/m
Interest on long-term debt	156	133	17	308	271	14
Operating income	587	576	2	1,225	1,231	(0)
Depreciation and amortization	446	420	6	890	860	3
Operating profit	1,033	996	4	2,115	2,091	1
Stock-based compensation expense (recovery)	13	53	(75)	(68)	(63)	8
Integration and restructuring expenses	37	3	n/m	41	8	n/m
Adjustment for CRTC Part II fees decision	-	37	n/m	-	31	n/m
Adjusted operating profit	$1,083	$1,089	(1)	$2,088	$2,067	1

Net Income and Net Income Per Share

We recorded net income of $374 million and $683 million for the three and six months ended June 30, 2009, respectively, or basic and diluted net income per share of $0.59 and $1.08, respectively, compared to net income of $301 million and $645 million, or basic and diluted net income per share of $0.47 and $1.01 in the corresponding periods in 2008.

On an adjusted basis, we recorded net income of $412 million and $668 million for the three and six months ended June 30, 2009, respectively, or basic and diluted adjusted net income per share of $0.65 and $1.06, respectively, compared to net income of $364 million and $631 million, or basic and diluted net income per share of $0.57 and $0.99 in the corresponding periods in 2008.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three and six months ended June 30, 2009 and 2008, substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and six months ended June 30, 2009 were 25.1% and 29.4%, respectively. The effective income tax rates for the three and six months ended June 30, 2009, differed from the 2009 statutory income tax rate of 32.1% primarily due to a decrease in the valuation allowance recorded in respect of realized and unrealized capital losses and other future tax assets. The effective income tax rates for the three and six months ended June 30, 2008 were 33.7% and 33.4%, respectively.

Rogers Communications Inc.	20	Second Quarter 2009

	Three months ended		Six months ended
(In millions of dollars)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Statutory income tax rates	32.1%	32.7%	32.1%	32.7%

Income before income taxes	$499	$454	$968	$968

Income tax expense at statutory income tax rate
on income before income taxes	$160	$148	$311	$316
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income taxes	(38)	2	(23)	3
Other items	3	3	(3)	4

Income tax expense	$125	$153	$285	$323

Effective income tax rate	25.1%	33.7%	29.4%	33.4%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three and six months ended June 30, 2009 was primarily the result of the change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes.  This change in fair value was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months and six months ended June 30, 2009, the Canadian dollar strengthened by 9.8 cents and 6.2 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Mark-to-Market Value of Derivatives”.

Foreign Exchange Gain (Loss)

During the three months ended June 30, 2009, the Canadian dollar strengthened by 9.8 cents versus the U.S. dollar resulting in a foreign exchange gain of $80 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012 which are not hedged and the US$350 million Senior Notes due 2038 for which the Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2008, the Canadian dollar strengthened by 0.9 cents versus the U.S. dollar and resulted in a foreign exchange gain of $1 million during the three months ended June 30, 2008.

During the six months ended June 30, 2009, the Canadian dollar strengthened by 6.2 cents versus the U.S. dollar resulting in a foreign exchange gain of $51 million, primarily related to US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 3.1 cents versus the U.S. dollar and resulted in a foreign exchange loss of $6 million during the six months ended June 30, 2008

Debt Issuance Costs

During the three months ended June 30, 2009, we recorded debt issuance costs of $5 million for fees and expenses incurred in connection with the $1.0 billion of 5.80% Senior Notes offering that was closed on May 26, 2009. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing” for further details.

Rogers Communications Inc.	21	Second Quarter 2009

Interest on Long-Term Debt

The $23 million increase in interest expense for the three months ended June 30, 2009 and the $37 million increase in interest expense for the six months ended June 30, 2009, compared to the corresponding periods of 2008, are primarily due to the $1.5 billion net increase in long-term debt at June 30, 2009 compared to June 30, 2008, including the impact of Derivatives.

The $1.5 billion net increase in our long-term debt at June 30, 2009 compared to June 30, 2008 was largely due to the payment of an aggregate of $1.0 billion in the third quarter of 2008 for the acquisition of spectrum licences in the AWS spectrum auction and the payment of an aggregate of $0.5 billion in the second quarter of 2009 for the purchase and cancellation of an aggregate of 16,480,000 Class B Non-Voting shares. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing” for further details.

Operating Income

The increase in operating income in the three months ended June 30, 2009, compared to the corresponding periods of 2008, reflects the growth in revenue, of $88 million exceeding the growth in expenses of $77 million.  For the six months ended June 30, 2009, compared to the corresponding period of 2008, the growth in expenses of $232 million exceeded the growth in revenue of $226 million.  See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects an increase in depreciation on PP&E.

Stock-based Compensation

A summary of stock-based compensation (recovery) expense is as follows:

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2009	2008	2009	2008

Wireless	$2	$8	$(8)	$(2)
Cable	4	11	(21)	(22)
Media	2	9	(14)	(11)
Corporate	5	25	(25)	(28)
	$13	$53	$(68)	$(63)

At June 30, 2009, we had a liability of $186 million (June 30, 2008 - $366 million) related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2009, $6 million and $24 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. In the three and six months ended June 30, 2008, $39 million and $60 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using the cash settlement feature. The expense (recovery) in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying stock price.

Rogers Communications Inc.	22	Second Quarter 2009

Integration and Restructuring Expenses

During the three and six months ended June 30, 2009, we incurred $37 million and $41 million, respectively, of restructuring expenses related to i) severances resulting from the restructuring of our employee base in Media to improve our cost structure in light of the declining economic conditions ($21 million and $21 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($15 million and $15, respectively); iii) the integration of previously acquired businesses and related restructuring ($1 million and $2 million, respectively); and iv), the closure of certain retail stores ($nil and $3 million, respectively).

Adjusted Operating Profit

As discussed above, the growth in Cable’s adjusted operating profit for the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008, was offset by the decrease in Media’s adjusted operating profit as a result of the decline in advertising and consumer discretionary sales and the decrease in Wireless’ quarterly adjusted operating profit as a result of the significant costs associated with the heavy sales volumes of subsidized smartphone devices. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.

For the three months ended June 30, 2009, consolidated adjusted operating profit decreased to $1,083 million, from $1,089 million in the corresponding period of the prior year.  Consolidated adjusted operating profit for the three months ended June 30, 2009 and June 30, 2008, respectively, excludes: (i) stock-based compensation expense of $13 million and $53 million; (ii) integration and restructuring expenses of $37 million and $3 million; and (iii) an adjustment of CRTC Part II fees related to prior periods of $37 million in the three months ended June 30, 2008

For the six months ended June 30, 2009, consolidated adjusted operating profit increased to $2,088 million, from $2,067 million in the corresponding period of the prior year.  Consolidated adjusted operating profit for the six months ended June 30, 2009 and June 30, 2008, respectively, excludes: (i) stock-based compensation recovery of $68 million and $63 million; (ii) integration and restructuring expenses of $41 million and $8 million; and (iii) an adjustment of CRTC Part II fees related to prior periods of $31 million in the six months ended June 30, 2008.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	23	Second Quarter 2009

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Liquidity

Three Months Ended June 30, 2009

For the three months ended June 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $918 million from $944 million in the corresponding period of 2008. The $26 million decrease is primarily the result of a $6 million decrease in adjusted operating profit and a $23 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2009, cash generated from operations was $876 million, compared to $870 million in the corresponding period of 2008. The cash generated from operations of $876 million, together with the receipt of $1.0 billion in gross proceeds from the issuance of public debt, resulted in total net funds of approximately $1,876 million generated or raised in the three months ended June 30, 2009.

Net funds used during the three months ended June 30, 2009 totaled approximately $1,712 million, the details of which include the following:

•	additions to PP&E of $426 million, net of $8 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $515 million;

•	the payment of dividends of $184 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million;

•	payments for program rights of $48 million; and

•
acquisitions and other investments aggregating $30 million, including $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, $15 million to acquire spectrum licences and $4 million of other investments.

Taking into account the cash deficiency of $95 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at June 30, 2009 were $69 million.

Rogers Communications Inc.	24	Second Quarter 2009

Six Months Ended June 30, 2009

For the six months ended June 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $1,800 million from $1,813 million in the corresponding period of 2008. The $13 million decrease is primarily the result of a $21 million increase in adjusted operating profit, offset by a $37 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the six months ended June 30, 2009, cash generated from operations was $1,564 million, compared to $1,569 million in the corresponding period of 2008. The cash generated from operations of $1,564 million, together with the receipt of $1.0 billion in gross proceeds from the issuance of public debt, resulted in total net funds of approximately $2,564 million generated or raised in the six months ended June 30, 2009.

Net funds used during the six months ended June 30, 2009 totaled approximately $2,476 million, the details of which include the following:

•	additions to PP&E of $916 million, including $123 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $585 million;

•	the payment of quarterly dividends of $343 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million;

•	payments for program rights of $92 million; and

•
acquisitions and other investments aggregating $31 million, including $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, $15 million to acquire spectrum licences and $5 million of other investments.

Taking into account the cash deficiency of $19 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at June 30, 2009 were $69 million.

Financing

Our long-term debt instruments are described in Note 14 to the 2008 Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2009.

Three Months Ended June 30, 2009

As mentioned above, during the three months ended June 30, 2009, an aggregate $515 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.

On May 26, 2009 RCI issued in Canada $1.0 billion aggregate principal amount of 5.80% Senior Notes due 2016 (the “2016 Notes”). The 2016 Notes were issued at a discount of 99.767% to yield 5.84% per annum. RCI received net proceeds of $992.3 million from the issuance of the 2016 Notes after deducting the original issue discount of $2.3 million, agents’ fees of $3.7 million and other related expenses of $1.7 million. The 2016 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures.

In May 2009, at the same time as our announcement of an amendment to our normal course issuer bid (“NCIB”), we also announced that Rogers set a target leverage range for our capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

Rogers Communications Inc.	25	Second Quarter 2009

Six Months Ended June 30, 2008

As mentioned above, during the six months ended June 30, 2009, an aggregate $585 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.

Normal Course Issuer Bid

In February 2009, Rogers filed a NCIB authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February 19, 2010, replaced a previously filed NCIB which expired in January 2009.

In May 2009, we amended the NCIB to provide that we may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

During the three and six months ended June 30, 2009, RCI purchased an aggregate of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million. An aggregate of 6,230,000 of these shares have been purchased by RCI pursuant to private agreements between RCI and certain arm’s-length third party sellers for an aggregate purchase price of $172 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. The number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Credit Ratings Upgrades

In May 2009, Moody’s Investors Service upgraded the rating for RCI’s senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI’s senior subordinated debt to Baa3 (from Ba1).  Each of these ratings has a Stable outlook (from Positive).

In May 2009, Standard & Poor’s Ratings Services upgraded each of the following: the long-term corporate credit rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+). All of these ratings have a Stable outlook.

In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI of BBB; the rating for RCI’s senior unsecured debt of BBB; and the rating for RCI’s senior subordinated debt of BBB-.  All of these ratings have a Stable outlook.

Rogers Communications Inc.	26	Second Quarter 2009

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three and six months ended June 30, 2009, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On June 30, 2009, 93.3% of our U.S. dollar-denominated debt was hedged on an economic basis while 87.4% of our U.S. dollar-denominated debt was hedged on an accounting basis under Canadian GAAP.

Consolidated Hedged Position

(In millions of dollars, except percentages)		June 30, 2009			December 31, 2008

U.S. dollar-denominated long-term debt	US $	5,940		US $	5,940

Hedged with Derivatives	US $	5,540		US $	5,540

Hedged exchange rate	Cdn $	1.2043		Cdn $	1.2043

Percent hedged		93.3%	(1)		93.3%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	8,773		Cdn $	8,383
Total long-term debt at fixed rates	Cdn $	8,773		Cdn $	7,798
Percent of long-term debt fixed		100.0%			93.0%

Weighted average interest rate on long-term debt		7.45%			7.29%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on June 30, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 87.4% of U.S. dollar denominated debt is hedged for accounting purposes versus 93.3% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Mark-to-Market Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread ("CDS Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers' CDS Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Rogers Communications Inc.	27	Second Quarter 2009

The effect of estimating the credit-adjusted value of Derivatives at June 30, 2009 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at June 30, 2009, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $396 million, which is $6 million more than the unadjusted risk-free mark-to-market net liability value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)
Mark-to-market value - risk free analysis	$399	$(789)	$(390)
Mark-to-market value - credit-adjusted estimate (carrying value)	$351	$(747)	$(396)
Difference	$48	$(42)	$6

Long-term Debt Plus Net Derivative Liabilities (Assets)

The aggregate of our long-term debt plus net derivative liabilities (assets) at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	June 30, 2009	March 31, 2009	December 31, 2008
Long-term debt(1)	$8,551	$8,647	$8,507
Net derivative liabilities (assets) at the risk-free analytical value(1)	$390	$(174)	$144
Total	$8,941	$8,473	$8,651

(1)	Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Rogers Communications Inc.	28	Second Quarter 2009

Outstanding Share Data

Set out below is our outstanding share data as at June 30, 2009.  Rogers announced on May 19, 2009 that it had increased its Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing February 20, 2009 and ending February 19, 2010.  Year to date at June 30, 2009 Rogers had repurchased 16,480,000 Class B shares for cancellation for an aggregate total of approximately $509 million.

For additional information, refer to Note 18 of our 2008 Annual Audited Consolidated Financial Statements and the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2009.

June 30, 2009
Common Shares Outstanding(1)

Class A Voting	112,462,014
Class B Non-Voting	506,979,463

Options to purchase Class B Non-Voting shares

Outstanding options	15,843,736
Outstanding options exercisable	10,310,725

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On April 29, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $184 million was paid on July 2, 2009 to shareholders of record on May 15, 2009.

On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend was paid on April 1, 2009 to shareholders of record on March 6, 2009 and is the first quarterly dividend to reflect the newly increased $1.16 per share annualized dividend level.

On October 28, 2008, our Board of Directors declared a quarterly dividend of $0.25 per share on each of the outstanding Class A Voting and Class B Non-Voting shares.  This quarterly dividend totalling $159 million was paid on January 2, 2009 to shareholders of record on November 25, 2008.

Rogers Communications Inc.	29	Second Quarter 2009

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2008 Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2008 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2008, except as follows:

•	In June 2009, the Company entered into an agreement to outsource certain information technology functions. The agreement has a seven year term, resulting in committed expenditures of $632 million.
•	Changes to our bank credit facility balance and the issuance of long-term debt previously discussed in the “Overview of Liquidity, Financing and Share Capital Activities - Financing” section.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2008 Annual MD&A. Significant developments regarding those regulations since our 2008 MD&A was published on February 18, 2009 are as follows:

Over-the-Air Television Station Licence Renewals

In March 2009, the CRTC issued Broadcasting Notice of Consultation 2009-70-1, which confirmed that fee-for-carriage (“FFC”) for local broadcasters will not be part of the April 2009 proceeding considering one-year licence renewal applications for private conventional television stations. FFC will be considered during the group-based renewal proceeding scheduled for the spring of 2010. In this Notice, the CRTC also asked for comments on whether the 1% of broadcasting distribution undertaking (“BDU”) gross revenues to be contributed to the Local Programming Improvement Fund (“LPIF”) to begin in September 2009 will provide sufficient support for local programming in non-metropolitan markets. Timing for the implementation of the new CRTC distant signal regime based on negotiations between broadcasters and distributors will also be addressed.

In late April, 2009 the CRTC held a hearing to consider whether Private Canadian OTA Broadcasters (CTV, Global, CityTV and OMNI) should be relieved of any of their local or priority programming obligations over the 2009/10 broadcast year.  It also considered whether it should impose a 1:1 spending ratio on Canadian versus U.S. programming and whether it should increase the BDU contribution to the LPIF from the already-decided 1% level, effective September 2009.

In a May 15, 2009 decision, the CRTC renewed CityTV licences for 1 year (expiring August 31, 2010) and OMNI TV’s licences for 6 years (expiring August 31, 2015), as requested by Rogers Media. It rejected applying a spending ratio for the 2009/10 broadcast year.

In a July 6, 2009 decision on the other matters in the proceeding, the CRTC further decided to raise the LPIF contribution to 1.5% from 1% for one year at the current time. The Commission also stated that it was “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate” and announced a new proceeding with an oral hearing starting September 29, 2009. In that proceeding, it will consider imposing a requirement on BDUs to negotiate with the broadcasters a FFC using arbitration for settlement if a fee could not be successfully negotiated. The proceeding will consider tying a BDU’s continued carriage of the U.S. network signals (CBS, NBC, Fox, ABC and PBS) to a successfully negotiated fee. The proceeding will also establish the framework for a group-based licence renewal proceeding in 2010 which will consider group-based expenditures and exhibition requirements for Canadian content and the digital transition. A decision in this proceeding is expected before the end of 2009.

Rogers Communications Inc.	30	Second Quarter 2009

Parliamentary Committee on Canadian Heritage Hearings on Conventional Television

In March 2009, the House of Commons Standing Committee on Canadian Heritage initiated a study including hearings on the future of television in Canada and the impact of current economic conditions on local programming.  The issue of FFC for local broadcasters is an identified topic in the study.

On June 19, 2009, the House of Commons Standing Committee on Canadian Heritage released its report.  The report did not contain a recommendation on FFC but did recommend that the LPIF go from 1% to 2.5% with 1% dedicated to the CBC/Radio Canada.  It also recommended the elimination of CRTC Part II broadcasting fees.  The government members on the Committee filed a dissenting opinion in which they recommended rejecting FFC in any form, whether through a CRTC-imposed fee or a CRTC-imposed negotiation with arbitration.  The report also recommended that broadcasters be permitted to engage in pharmaceutical advertising, which is currently prohibited.  The Minister of Canadian Heritage, the Honourable James Moore, has 120 days (until mid-October) to respond to the report.

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that expire on March 31, 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions.

Industry Canada is seeking comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals and research and development. Industry Canada will also undertake a formal study to assess the current market value of these spectrum licences, and will launch a separate consultation later in 2009 that will seek comments on a proposed fee.

In addition, Industry Canada released a further consultation in April 2009, seeking comments on auction processes going forward. There is considerable overlap with the renewal consultation as issues such as research and development and licence terms will also be considered in that proceeding.

Consultation on Transition to Broadband Radio Service (“BRS”) in the Band 2500-2696 MHz

In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licensing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services. Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licensees, including Rogers as holders of the Inukshuk spectrum, to identify band plan proposals that will be the subject of a future consultation. The future consultation will also consider the policy and licensing frameworks for the auction of available spectrum in this band.

Rogers Communications Inc.	31	Second Quarter 2009

New Media Proceeding

On June 4, 2009, the CRTC released its decision on new media.  It decided to continue to exempt new media broadcasting undertakings from licensing. However, the CRTC ordered new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity.

The CRTC also rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the CRTC will refer to the Federal Court the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act (Canada).

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2008 Annual MD&A, which was current as of February 18, 2009, and should be reviewed in conjunction with this interim quarterly MD&A.  Significant developments since that date are as follows:

Litigation Update

In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totaling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. In May 2009, we settled this litigation for $4 million.

Over-the-Air Television Station Licence Renewals

In Broadcasting Notice of Consultation 2009-411, the CRTC announced that it is “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate.” Any imposition of FCC will increase Rogers' costs. See the “Over-the-Air Television Station Licence Renewals” section under “Government Regulation and Regulatory Developments”.

Restrictions on the Use of Wireless Handsets While Driving may Reduce Subscriber Usage

In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands free devices. The implementation date for the enforcement of the legislation is unknown but is not anticipated prior to the fall of 2009.  In June 2009, Manitoba introduced and passed similar legislation, also for implementation in the fall of 2009.  Similar legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador.

Rogers Communications Inc.	32	Second Quarter 2009

Unbundled Local Loop Rates

In June 2009, Bell Canada and Bell Aliant filed tariff applications to increase the rates for their unbundled copper loops.  The proposed increases range from 25% to 100% according to location. Rogers leases unbundled loops from Bell Canada and Bell Aliant to provide both residential and business primary exchange services, mostly outside of the cable footprint in Ontario, Quebec and the Maritimes.  Rogers will oppose these rate increases.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2008 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses;
•	Sales and marketing costs;
•	Operating profit;
•	Adjusted operating profit;
•	Adjusted operating profit margin;
•	Additions to PP&E; and
•	Long-term debt plus net derivative liabilities (assets).

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations and financial position reported under Canadian and U.S. GAAP.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the three and six months ended June 30, 2009, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $14 million, respectively, compared to $1 million and $2 million for the three and six months ended June 30, 2008, respectively. The increase relates primarily to a printing contract awarded in a competitive tendering process to a company of which one of the Directors is a senior officer.

We have entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties, during the six months ended June 30, 2009 and June 30, 2008 were approximately $0.6 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

Rogers Communications Inc.	33	Second Quarter 2009

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2008 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2009, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2008 Annual MD&A.

NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Recent Accounting Pronouncements

Financial Instruments - Disclosures

In June 2009, the CICA amended section 3862, “Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

Rogers Communications Inc.	34	Second Quarter 2009

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The table below illustrates key elements of our conversion plan, our major milestones and current status.  Our conversion plan is organized in phases over time and by area.  We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis.  We have completed the delivery of training to all employees with responsibilities in the conversion process.  Training for all other employees who will be impacted by our conversion to IFRS is underway.

Although our IFRS accounting policies have been approved by senior management and the audit committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition.  Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS Standards applicable at the conversion date are known.  As we determine significant impacts on our financial reporting, including on our KPIs, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Activity	Milestones	Status
Financial reporting:
•    Assessment of accounting and reporting differences.
•    Selection of IFRS accounting policies and IFRS 1 elections.
•    Development of IFRS financial statement format, including disclosures.
•    Quantification of effects of conversion.

Senior management and audit committee sign-off for policy recommendations and IFRS 1 elections during 2009.

Senior management and audit committee sign-off on financial statement format during 2010.

Final quantification of conversion effects on 2010 comparative period by Q1 2011.
Senior management and audit committee preliminary approval obtained for IFRS accounting policies and IFRS 1 elections. Development of IFRS financial statement format and disclosures underway.
Systems and processes:
•    Assessment of impact of changes on systems and processes.
•    Implementation of any system and process design changes including training appropriate personnel.
•    Documentation and testing of internal controls over new systems and processes.
	Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. Testing of internal controls for 2010 comparatives completed by Q1 2011.	Analysis of potential design solutions completed. Implementation of system and process design changes underway.
Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.
•    Communicate conversion plan and progress against it internally and externally.
	Contracts updated/ renegotiated by end of 2010. Communication at all levels throughout the conversion process.	Preliminary assessment of impacts on other areas of the business completed. Communication is ongoing.

Rogers Communications Inc.	35	Second Quarter 2009

Set out below are the key areas where changes in accounting policies are expected that may impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRSs. It is intended to highlight those areas we believe to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements.  Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRSs will also depend on the particular circumstances prevailing in those years. At this stage, we are not able to reliably quantify the impacts expected on our consolidated financial statements for these differences. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Share-Based Payments

IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

Employee Benefits

IAS 19, Employee Benefits, requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan.

Rogers Communications Inc.	36	Second Quarter 2009

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses.  The options include the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss, which is the alternative we expect to adopt.

Borrowing Costs

IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Under Canadian GAAP, we have made an accounting policy choice to expense these costs as incurred.

Joint Ventures

The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31, Interests in Joint Ventures (“IAS 31”). The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2009. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method.  Therefore, we are expecting to use the equity method to account for such interests on transition.

Financial Instruments: Transaction Costs

IAS 39, Financial Instruments: Recognition and Measurement requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument.  Currently, we recognize these costs immediately in net income.

Customer Loyalty Programs

Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue.  The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. Upon transition to IFRS, the Company will be required to apply IFRIC 13 Customer Loyalty Programmes, which requires a revenue approach in accounting for the loyalty programs.  Consequently, we will be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted.  The application of IFRIC 13 is expected to result in a reclassification of revenue between the Network and Equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from Accrued Liabilities to Unearned Revenue.

Rogers Communications Inc.	37	Second Quarter 2009

Impairment of Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes.  IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows.  This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

First-Time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing its first financial statements under IFRS.

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.
Employee Benefits	We expect to elect to recognize any actuarial gains/losses as at January 1, 2010 in retained earnings.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Rogers Communications Inc.	38	Second Quarter 2009

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the second quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2008 Annual MD&A.

2009 GUIDANCE

Based on our current outlook for the second half of 2009, we are updating certain of the full year 2009 guidance ranges which we originally issued on February 18, 2009 as shown in the table below.  See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

Consolidated revenue, Media revenue and Media adjusted operating profit guidance ranges have each been updated to reflect greater and more prolonged than forecasted media advertising revenue declines associated with the sustained recessionary economic environment.  Consolidated revenue guidance has also been updated to reflect lower than initially forecasted wireless equipment revenues which generally carry little or no margin and are not a component of Wireless network revenue.

We note that Wireless recently launched the iPhone 3G S, for which sales volumes in the second half of 2009 cannot be accurately estimated.  If sales volumes of these new iPhone models are greater than expected, the cost of acquisition in the second half of 2009 could be higher than contemplated in our original 2009 guidance thus impacting Wireless’ operating profit in the same period.  As discussed above, while sales of smartphones with higher than average subsidies depress operating profit in the period of the sale, the devices in turn generate higher than average ARPU and lower than average churn in the periods following initial sale thus positively impacting margins in future periods.

Rogers Communications Inc.	39	Second Quarter 2009

Full Year 2009 Mid-Year Guidance Update

($Millions, except dividend)	2008 Actual	2009 Original Guidance Range %				Updated Guidance Range %
Consolidated
Revenue (1)	$11,335	Up	5%	to	9%	Up	2%	to	4%
Adjusted operating profit (2)	4,060	Up	3%	to	8%
Additions to PP&E (3)	2,021		0%	to	(10%)
Free cash flow (4)	1,464	Up	9%	to	23%
Annualized dividend	$1.00			$1.16

Supplementary Detail:

Revenue
Wireless (network revenue)	$5,843	Up	6%	to	10%
Cable Operations (5)	2,878	Up	6%	to	8%
Media	1,496	Up	4%	to	(6%)		(4%)	to	(10%)
Adjusted operating profit (2)
Wireless	$2,820	Up	5%	to	9%
Cable Operations (5)	1,171	Up	6%	to	10%
Media (6)	142	Up	2%	to	(19%)		(40%)	to	(60%)
Additions to PP&E
Wireless	$929		(2%)	to	(10%)
Cable Operations	829		(7%)	to	(16%)

(1)	Consolidated revenue includes revenue from Wireless equipment, RBS, Rogers Retail and Corporate items and eliminations in addition to Wireless Network, Cable Operations and Media revenue.
(2)	Excludes stock-based compensation expense and integration and restructuring related expenditures.
(3)
Consolidated additions to PP&E include expenditures related to billing system development, Rogers Media and corporately owned real estate in addition to Wireless and Cable Operations PP&E expenditures.

(4)	Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(5)	Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.
(6)	Includes losses from Rogers Sports Entertainment estimated at $20 million in 2009.

Rogers Communications Inc.	40	Second Quarter 2009

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and adjusted operating profit margin)	2009	2008	2009	2008

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,456	$1,374	$2,862	$2,671
Divided by: average postpaid wireless voice and data subscribers	6,627	6,057	6,562	6,007
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$73.24	$75.62	$72.69	$74.11

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$73	$71	$140	$137
Divided by: average prepaid subscribers	1,451	1,404	1,466	1,403
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$16.77	$16.86	$15.92	$16.27

Blended ARPU (monthly)
Voice and data revenue	$1,529	$1,445	$3,002	$2,808
Divided by: average wireless voice and data subscribers	8,078	7,461	8,028	7,410
Divided by: 3 months for the quarter and 6 months for the year-to-date	3	3	6	6
	$63.09	$64.56	$62.32	$63.16

Adjusted operating profit margin
Adjusted operating profit	$742	$769	$1,452	$1,474
Divided by: network revenue	1,529	1,445	3,002	2,808
Adjusted operating profit margin	48.5%	53.2%	48.4%	52.5%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, except adjusted operating profit margin)	2009	2008	2009	2008

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$329	$293	$637	$571
Divided by revenue	763	718	1,506	1,413
Cable Operations adjusted operating profit margin	43.1%	40.8%	42.3%	40.4%

RBS adjusted operating profit margin:
Adjusted operating profit	$7	$16	$22	$33
Divided by revenue	125	130	253	263
RBS adjusted operating profit margin	5.6%	12.3%	8.7%	12.5%

Rogers Communications Inc.	41	Second Quarter 2009

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars, number of shares outstanding in millions)	2009	2008	2009	2008

Operating profit	$1,033	$996	$2,115	$2,091
Add (deduct):
Stock-based compensation expense (recovery)	13	53	(68)	(63)
Adjustment for CRTC Part II fees decision	-	37	-	31
Integration and restructuring expenses	37	3	41	8
Adjusted operating profit	$1,083	$1,089	$2,088	$2,067

Net income	$374	$301	$683	$645
Add (deduct):
Stock-based compensation expense (recovery)	13	53	(68)	(63)
Adjustment for CRTC Part II fees decision	-	37	-	31
Integration and restructuring expenses	37	3	41	8
Debt issuance costs	5	-	5	-
Income tax impact	(17)	(30)	7	10
Adjusted net income	$412	$364	$668	$631

Adjusted basic and diluted earnings per share:
Adjusted net income	$412	$364	$668	$631
Divided by: weighted average number of shares outstanding	630	639	633	639
Adjusted basic and diluted earnings per share	$0.65	$0.57	$1.06	$0.99

Rogers Communications Inc.	42	Second Quarter 2009

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2009		2008				2007
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,431	$1,522	$1,727	$1,655	$1,442	$1,466
Cable	968	972	925	938	961	985	899	923
Media	284	366	307	409	386	394	339	364
Corporate and eliminations	(49)	(63)	(54)	(66)	(92)	(93)	(69)	(66)
	2,747	2,891	2,609	2,803	2,982	2,941	2,611	2,687

Operating profit before the undernoted
Wireless	710	742	705	769	693	639	686	658
Cable	324	332	303	304	318	313	265	265
Media	(10)	37	2	52	43	46	46	63
Corporate and eliminations	(19)	(28)	(26)	(36)	(29)	(30)	(13)	(29)
	1,005	1,083	984	1,089	1,025	968	984	957
Stock-based compensation recovery (expense)(1)	81	(13)	116	(53)	62	(25)	(11)	(4)
Integration and restructuring expenses(2)	(4)	(37)	(5)	(3)	(2)	(41)	(5)	(17)
Adjustment for CRTC Part II fees decision(3)	-	-	-	(37)	-	-	18	-
Contract renegotiation fee(6)	-	-	-	-	-	-	-	(52)
Operating profit(4)	1,082	1,033	1,095	996	1,085	902	986	884
Depreciation and amortization	444	446	440	420	429	471	397	408
Impairment losses on goodwill, intangible assets and other long-term assets(5)	-	-	-	-	-	294	-	-
Operating income	638	587	655	576	656	137	589	476
Interest on long-term debt	(152)	(156)	(138)	(133)	(147)	(157)	(140)	(138)
Debt issuance costs	-	(5)	-	-	-	-	-	-
Other income (expense)	(17)	73	(3)	11	-	(31)	(14)	-
Income tax expense	(160)	(125)	(170)	(153)	(14)	(87)	(166)	(84)
Net income (loss) for the period	$309	$374	$344	$301	$495	$(138)	$269	$254

Net income (loss) per share:
Basic	$0.49	$0.59	$0.54	$0.47	$0.78	$(0.22)	$0.42	$0.40
Diluted	$0.49	$0.59	$0.54	$0.47	$0.78	$(0.22)	$0.42	$0.40

Additions to property, plant and equipment(4)	$359	$434	$321	$481	$436	$783	$397	$624

(1)	See section entitled “Stock-based Compensation.”
(2)
Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(3)	Related to an adjustment of CRTC Part II fees related to prior periods.
(4)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(5)
In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

(6)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.

Rogers Communications Inc.	43	Second Quarter 2009

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2009		2008				2007
(In millions of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,431	$1,522	$1,727	$1,655	$1,442	$1,466
Cable	968	972	925	938	961	985	899	923
Media	284	366	307	409	386	394	339	364
Corporate and eliminations	(49)	(63)	(54)	(66)	(92)	(93)	(69)	(66)
	2,747	2,891	2,609	2,803	2,982	2,941	2,611	2,687

Adjusted operating profit(2)
Wireless	710	742	705	769	693	639	686	658
Cable	324	332	303	304	318	313	265	265
Media	(10)	37	2	52	43	46	46	63
Corporate and eliminations	(19)	(28)	(26)	(36)	(29)	(30)	(13)	(29)
	1,005	1,083	984	1,089	1,025	968	984	957
Depreciation and amortization	444	446	440	420	429	471	397	408
Adjusted operating income	561	637	544	669	596	497	587	549
Interest on long-term debt	(152)	(156)	(138)	(133)	(147)	(157)	(140)	(138)
Other income (expense)	(17)	73	(3)	11	16	(31)	(14)	-
Income tax expense	(136)	(142)	(133)	(183)	-	(145)	(165)	(109)
Adjusted net income for the period	$256	$412	$270	$364	$465	$164	$268	$302

Adjusted net income per share:
Basic	$0.40	$0.65	$0.42	$0.57	$0.73	$0.26	$0.42	$0.47
Diluted	$0.40	$0.65	$0.42	$0.57	$0.73	$0.26	$0.41	$0.47

Additions to property, plant and equipment(2)	$359	$434	$321	$481	$436	$783	$397	$624

(1)
This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, debt issuance costs and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	44	Second Quarter 2009

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2008 Annual MD&A.
Rogers Communications Inc.	46	Second Quarter 2009

Additional Information

Additional information relating to our company and business, including our 2008 Annual MD&A and 2008 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless and Cable: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today, July 28, 2009. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	46	Second Quarter 2009

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three and six months ended June 30, 2009 and 2008

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Operating revenue	$2,891	$2,803	$5,638	$5,412

Operating expenses:
Cost of sales	328	225	638	453
Sales and marketing	296	311	577	610
Operating, general and administrative	1,197	1,268	2,267	2,250
Integration and restructuring (note 4)	37	3	41	8
Depreciation and amortization	446	420	890	860

Operating income	587	576	1,225	1,231
Interest on long-term debt	(156)	(133)	(308)	(271)
Debt issuance costs (note 6)	(5)	-	(5)	-
Foreign exchange gain (loss)	80	1	51	(6)
Change in fair value of derivative instruments	(11)	5	(1)	1
Other income, net	4	5	6	13

Income before income taxes	499	454	968	968

Income tax expense:
Current	(1)	(1)	(1)	1
Future	126	154	286	322
	125	153	285	323

Net income for the period	$374	$301	$683	$645

Net income per share (note 5):
Basic and diluted	$0.59	$0.47	$1.08	$1.01

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	June 30,	December 31,
	2009	2008
		(Restated,
		note 1(a))

Assets

Current assets:
Cash and cash equivalents	$69	$-
Accounts receivable	1,181	1,403
Other current assets	430	442
Current portion of derivative instruments (note 10)	15	-
Future income tax assets	137	451
	1,832	2,296

Property, plant and equipment	7,929	7,898
Goodwill	3,017	3,024
Intangible assets	2,654	2,761
Investments	309	343
Derivative instruments (note 10)	336	507
Other long-term assets	289	253

	$16,366	$17,082

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$-	$19
Accounts payable and accrued liabilities	1,741	2,412
Current portion of long-term debt (note 6)	1	1
Current portion of derivative instruments (note 10)	60	45
Unearned revenue	279	239
	2,081	2,716

Long-term debt (note 6)	8,550	8,506
Derivative instruments (note 10)	687	616
Other long-term liabilities	152	184
Future income tax liabilities	320	344
	11,790	12,366

Shareholders' equity (note 8)	4,576	4,716

	$16,366	$17,082

Commitments (note 12)
Contingencies (note 13)

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Six months ended June 30, 2009

									Accumulated
	Class A Voting			Class B Non-Voting					other
	shares			shares					comprehensive	Total
		Number			Number		Contributed	Retained	income	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	(loss)	equity
		(000s	)		(000s	)		(Restated,		(Restated,
								note 1 (a))		note 1 (a))

Balances, December 31, 2008	$72	112,462		$488	523,430		$3,560	$702	$(95)	$4,727
Change in accounting policy related to goodwill and intangible assets (note 1(a))	-	-		-	-		-	(11)	-	(11)

As restated, January 1, 2009	72	112,462		488	523,430		3,560	691	(95)	4,716
Net income for the period	-	-		-	-		-	683	-	683
Shares issued on exercise of stock options	-	-		1	30		-	-	-	1
Dividends declared	-	-		-	-		-	(368)	-	(368)
Repurchase of Class B Non-Voting shares (note 8)	-	-		(16)	(16,480)		(476)	(17)	-	(509)
Other comprehensive loss	-	-		-	-		-	-	53	53

Balances, June 30, 2009	$72	112,462		$473	506,980		$3,084	$989	$(42)	$4,576

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity (continued)
(In millions of dollars)

Six months ended June 30, 2008

									Accumulated
	Class A Voting			Class B Non-Voting					other
	shares			shares					comprehensive	Total
		Number			Number		Contributed	Retained	income	shareholders'
	Amount	of shares		Amount	of shares		surplus	earnings	(loss)	equity
		(000s	)		(000s	)		(Restated,		(Restated,
								note 1 (a))		note 1 (a))

Balances, January 1, 2008	$72	112,462		$471	527,005		$3,689	$342	$50	$4,624
Change in accounting policy related to goodwill and intangible assets (note 1(a))	-	-		-	-		-	(11)	-	(11)

As restated, January 1, 2008	72	112,462		471	527,005		3,689	331	50	4,613

Net income for the period	-	-		-	-		-	645	-	645
Shares issued on exercise of stock options	-	-		11	245		-	-	-	11
Dividends declared	-	-		-	-		-	(320)	-	(320)
Repurchase of Class B Non-Voting shares	-	-		(1)	(1,000)		(38)	(1)	-	(40)
Other comprehensive loss	-	-		-	-		-	-	(145)	(145)

Balances, June 30, 2008	$72	112,462		$481	526,250		$3,651	$655	$(95)	$4,764

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Net income for the period	$374	$301	$683	$645

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(29)	6	(51)	(105)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(473)	(159)	(233)	(8)
Reclassification to net income of foreign exchange gain (loss) on long-term debt	507	39	322	(128)
Reclassification to net income of accrued interest	13	35	17	70
	47	(85)	106	(66)

Other comprehensive income (loss)before tax	18	(79)	55	(171)
Related income taxes	22	40	(2)	26
	40	(39)	53	(145)

Total comprehensive income	$414	$262	$736	$500

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Cash provided by (used in):

Operating activities:
Net income for the period	$374	$301	$683	$645
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	446	420	890	860
Program rights and Rogers Retail rental amortization	37	37	77	72
Future income taxes	126	154	286	322
Unrealized foreign exchange gain	(74)	-	(47)	-
Change in the value of derivative instruments	11	(5)	1	(1)
Stock-based compensation expense (recovery)	13	53	(68)	(63)
Pension expense, net of contributions	(14)	(8)	(19)	(8)
Amortization of fair value increment on long-term debt	(2)	(2)	(3)	(3)
Other	1	(6)	-	(11)
	918	944	1,800	1,813
Change in non-cash operating working capital items	(42)	(74)	(236)	(244)
	876	870	1,564	1,569

Investing activities:
Additions to property, plant and equipment ("PP&E")	(434)	(481)	(793)	(802)
Change in non-cash working capital items related to PP&E	8	28	(123)	(54)
Acquisitions, net of cash and cash equivalents acquired (note 3)	(11)	(124)	(11)	(147)
Additions to program rights	(48)	(42)	(92)	(78)
Acquisition of spectrum licences	(15)	-	(15)	-
Other	(4)	4	(5)	6
	(504)	(615)	(1,039)	(1,075)

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Financing activities:
Issuance of long-term debt	1,460	530	1,825	780
Repayment of long-term debt	(975)	(565)	(1,410)	(980)
Repurchase of Class B Non-Voting shares	(509)	(40)	(509)	(40)
Issuance of capital stock on exercise of stock options	-	2	-	2
Dividends paid	(184)	(160)	(343)	(240)
	(208)	(233)	(437)	(478)

Increase in cash and cash equivalents	164	22	88	16

Cash deficiency, beginning of period	(95)	(67)	(19)	(61)

Cash and cash equivalents (deficiency), end of period	$69	$(45)	$69	$(45)

Supplemental cash flow information:
Interest paid	$154	$169	$307	$273

The change in non-cash operating working capital items is as follows:
Decrease (increase) in accounts receivable	$(24)	$(58)	$222	$60
Decrease (increase) in other assets	63	(26)	(11)	(116)
Increase (decrease) in accounts payable and accrued liabilities	(55)	17	(487)	(208)
Increase (decrease) in unearned revenue	(26)	(7)	40	20
	$(42)	$(74)	$(236)	$(244)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2008 (the "2008 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

Certain of the prior year comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2008 financial statements except for the adoption of new accounting policies described below.

(a)   Goodwill and intangible assets:

In 2008, The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3064, Goodwill and Intangible Assets ("CICA 3064").  CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods.  The adoption of CICA 3064 resulted in a $16 million decrease in other long-term assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

1.	Basis of presentation and accounting policies (continued):

(b)   Recent accounting pronouncements:

(i)    Financial Instruments - Disclosures:

In June 2009, the CICA amended section 3862, “Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

(ii)   International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011.  The Company's first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

1.	Basis of presentation and accounting policies (continued):

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.  As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.  The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended June 30, 2009					Three months ended June 30, 2008
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$1,616	$972	$366	$(63)	$2,891	$1,522	$938	$409	$(66)	$2,803

Operating expenses:
Cost of sales	254	44	36	(6)	328	156	44	40	(15)	225
Sales and marketing	149	114	51	(18)	296	151	117	60	(17)	311
Operating, general and administrative*	471	482	242	(11)	1,184	446	473	257	2	1,178
	742	332	37	(28)	1,083	769	304	52	(36)	1,089
Integration and restructuring	9	7	21	-	37	-	3	-	-	3
Stock-based compensation expense*	2	4	2	5	13	8	11	9	25	53
Adjustment for CRTC Part II fees decision*	-	-	-	-	-	-	30	7	-	37
	731	321	14	(33)	1,033	761	260	36	(61)	996

Depreciation and amortization	164	203	19	60	446	123	192	24	81	420

Operating income (loss)	$567	$118	$(5)	$(93)	587	$638	$68	$12	$(142)	576

Interest on long-term debt					(156)					(133)
Debt issuance costs					(5)
Foreign exchange gain					80					1
Change in fair value of derivative instruments					(11)					5
Other income, net					4					5

Income before income taxes					$499					$454

Additions to PP&E	$204	$168	$16	$46	$434	$251	$199	$17	$14	$481

        *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

2.	Segmented information (continued):

	Six months ended June 30, 2009					Six months ended June 30, 2008
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals

Operating revenue	$3,160	$1,940	$650	$(112)	$5,638	$2,953	$1,863	$716	$(120)	$5,412

Operating expenses:
Cost of sales	479	93	73	(7)	638	301	89	86	(23)	453
Sales and marketing	289	221	103	(36)	577	291	234	120	(35)	610
Operating, general and administrative*	940	970	447	(22)	2,335	887	938	457	-	2,282
	1,452	656	27	(47)	2,088	1,474	602	53	(62)	2,067
Integration and restructuring	9	11	21	-	41	-	8	-	-	8
Stock-based compensation recovery*	(8)	(21)	(14)	(25)	(68)	(2)	(22)	(11)	(28)	(63)
Adjustment for CRTC Part II fees decision*	-	-	-	-	-	-	25	6	-	31
	1,451	666	20	(22)	2,115	1,476	591	58	(34)	2,091

Depreciation and amortization	320	407	33	130	890	265	385	39	171	860

Operating income (loss)	$1,131	$259	$(13)	$(152)	1,225	$1,211	$206	$19	$(205)	1,231

Interest on long-term debt					(308)					(271)
Debt issuance costs					(5)
Foreign exchange gain (loss)					51					(6)
Change in fair value of derivative instruments					(1)					1
Other income, net					6					13

Income before income taxes					$968					$968

Additions to PP&E	$378	$283	$30	$102	$793	$414	$327	$38	$23	$802

        *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended June 30, 2009					Three months ended June 30, 2008
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$763	$125	$90	$(6)	$972	$718	$130	$92	$(2)	$938

Operating expenses:
Cost of sales	-	-	44	-	44	-	-	44	-	44
Sales and marketing	64	6	44	-	114	64	6	47	-	117
Operating, general and administrative*	370	112	6	(6)	482	361	108	6	(2)	473
	329	7	(4)	-	332	293	16	(5)	-	304
Integration and restructuring	6	1	-	-	7	1	2	-	-	3
Stock-based compensation expense*	4	-	-	-	4	10	-	1	-	11
Adjustment for CRTC Part II fees decision*	-	-	-	-	-	30	-	-	-	30
	$319	$6	$(4)	$-	321	$252	$14	$(6)	$-	260

Depreciation and amortization					203					192

Operating income					$118					$68

Additions to PP&E	$156	$9	$3	$-	$168	$185	$10	$4	$-	$199

        *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

2.	Segmented information (continued):

	Six months ended June 30, 2009					Six months ended June 30, 2008
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable

Operating revenue	$1,506	$253	$192	$(11)	$1,940	$1,413	$263	$192	$(5)	$1,863

Operating expenses:
Cost of sales	-	-	93	-	93	-	-	89	-	89
Sales and marketing	119	12	90	-	221	128	13	93	-	234
Operating, general and administrative *	750	219	12	(11)	970	714	217	12	(5)	938
	637	22	(3)	-	656	571	33	(2)	-	602
Integration and restructuring	7	1	3	-	11	1	3	4	-	8
Stock-based compensation recovery*	(19)	(1)	(1)	-	(21)	(21)	(1)	-	-	(22)
Adjustment for CRTC Part II fees decision*	-	-	-	-	-	25	-	-	-	25
	$649	$22	$(5)	$-	666	$566	$31	$(6)	$-	591

Depreciation and amortization					407					385

Operating income (loss)					$259					$206

Additions to PP&E	$260	$17	$6	$-	$283	$306	$14	$7	$-	$327

       *Included with operating, general and administrative expenses in consolidated statements of income.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

3.	Business combinations:

(a)   Outdoor Life Network

During the six months ended June 30, 2009, the Company finalized the purchase price allocation for the Outdoor Life Network acquisition, which was acquired on July 31, 2008.  This resulted in an increase in broadcast licence of $15 million, an increase in future income tax liabilities of $3 million, and a corresponding decrease in goodwill of $12 million from the purchase price allocation recorded and disclosed at December 31, 2008.  The final purchase price allocation is as follows:

Purchase price	$39

Current assets	$11
Broadcast licence	15
Future income tax liabilities	(3)
Current liabilities	(3)

Fair value of net assets acquired	$20

Goodwill	$19

              The goodwill has been allocated to the Media reporting segment and is not tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

3.	Business combinations (continued):

(b)  K-Rock 1057 Inc.

On May 31, 2009, the Company acquired the assets of K-Rock 1057 Inc. for cash consideration of $11 million.  K-Rock 1057 Inc. is the parent company of radio stations K-Rock and KIX Country in Kingston, Ontario.  The purchase price allocation is preliminary pending finalization of the valuation of the net identifiable assets acquired.  The preliminary estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Purchase price	$11

PP&E	$1
Broadcast licence	5

Preliminary fair value of net assets acquired	$6
Goodwill	$5

                  The goodwill has been allocated to the Media reporting segment and is tax deductible.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

4.	Integration and restructuring:

During the three months ended June 30, 2009, the Company incurred $37 million of restructuring expenses related to (i) severances resulting from the targeted restructuring of its employee base in the Media segment to improve its cost structure in light of the declining economic conditions; and (ii) severances and restructuring expenses resulting from the outsourcing of certain information technology functions.  Included in accounts payable and accrued liabilities as at June 30, 2009 is $55 million related to severances and other restructuring charges, of which $18 million relates to terminations made in the last quarter of fiscal 2008. The liability will be paid between 2009 and 2011.

5.	Net income per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Numerator:
Net income for the period, basic and diluted	$374	$301	$683	$645

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	630	639	633	639

Basic and diluted net income per share	$0.59	$0.47	$1.08	$1.01

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

6.	Long-term debt:

	Due	Principal	Interest	June 30,	December 31,
	date	amount	rate	2009	2008

Corporate:
Bank credit facility			Floating	$-	$585
Senior Notes	2016	$1,000	5.80%	1,000	-
Senior Notes	2018	U.S. 1,400	6.80%	1,628	1,714
Senior Notes	2038	U.S. 350	7.50%	407	429

Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S. 490	9.625%	569	600
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	546	575
Senior Notes	2014	U.S. 750	6.375%	872	918
Senior Notes	2015	U.S. 550	7.50%	639	673
Senior Subordinated Notes	2012	U.S. 400	8.00%	465	490
Fair value increment arising from purchase accounting				9	12

Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	407	429
Senior Notes	2013	U.S. 350	6.25%	407	429
Senior Notes	2014	U.S. 350	5.50%	407	429
Senior Notes	2015	U.S. 280	6.75%	326	343
Senior Debentures	2032	U.S. 200	8.75%	233	245

Capital leases and other			Various	1	1
				8,551	8,507

Less current portion				1	1

				$8,550	$8,506

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

6.	Long-term debt (continued):

On May 26, 2009, the Company issued $1.0 billion of 5.80% Senior Notes which mature on May 26, 2016.  The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.  The net proceeds from the offering were approximately $992.3 million after deduction of the original issue discount of $2.3 million, agents’ fees of $3.7 million and other related expenses of $1.7 million.  The net proceeds are intended to be used for general corporate purposes, including the repayment of outstanding debt under the Company's bank credit facility.  Debt issuance costs of $5 million related to this issuance were incurred and expensed.

7.	Pensions:

During the three and six months ended June 30, 2009, the Company recorded pension expense in the amount of $5 million and $11 million (2008 - $5 million and $14 million), respectively.  In addition, the expense related to unfunded supplemental executive retirement plans for the three and six months ended June 30, 2009 was approximately $1 million and $2 million (2008 - $1 million and $2 million), respectively.

8.	Shareholders' equity:

(a)   Dividends:

In February 2009, the Company's Board of Directors adopted a dividend policy which increased the annual dividend rate from $1.00 to $1.16 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share.  Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

8.	Shareholders' equity (continued):

On February 18, 2009, the Board of Directors declared a quarterly dividend totalling $0.29 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, which was paid on April 1, 2009, to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level.

On April 29, 2009, the Board of Directors declared a dividend of $0.29 per share which was paid on July 2, 2009 to shareholders of record on May 15, 2009.

(b)  Normal course issuer bid:

In February 2009, the Toronto Stock Exchange ("TSX") accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid ("NCIB") for a further one-year period.  The TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 15 million Class B Non-Voting shares ("Class B shares"), representing approximately 2.9% of the issued and outstanding Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In May 2009, the Company filed an amendment to its NCIB for its Class B shares to repurchase additional shares.  The amended TSX notice provides that the Company may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 48 million Class B shares, which represents approximately 10% of the public float, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

8.	Shareholders' equity (continued):

During the six months ended June 30, 2009, the Company repurchased for cancellation 6,230,000 of its outstanding Class B shares pursuant to a private agreements between the Company and arm's length third party sellers for an aggregate purchase price of $171.9 million.  As a result of this purchase, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $5.8 million, $160.5 million, and $5.6 million, respectively.  Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in the calculating the number of Class B shares that the Company may purchase pursuant to the NCIB.  In addition, the Company repurchased for cancellation an aggregate 10,250,000 of its outstanding Class B shares directly under the NCIB for an aggregate purchase price of $336.7 million, resulting in reduction to stated capital, contributed surplus and retained earnings of $9.6 million, $315.6 million, and $11.6 million, respectively.

9.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Stock-based compensation:
Stock options	$9	$45	$(64)	$(65)
Restricted share units	3	5	-	2
Deferred share units	1	3	(4)	-

	$13	$53	$(68)	$(63)

         During the three and six months ended June 30, 2009, the Company granted 257,600 and 2,579,550 stock options to employees (2008 - nil and 2,116,610), respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

9.	Stock-based compensation (continued):

The weighted average exercise price of stock options granted during the three and six months ended June 30, 2009 was $30.31 and $29.49 (2008 - nil and $38.89), respectively, per share.

During the three and six months ended June 30, 2009, 221,444 and 413,900 restricted share units were issued to employees of the Company (2008 - 109,207 and 349,591), respectively.  As at June 30, 2009, 1,158,569 (December 31, 2008 - 1,126,548) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

During the three months and six months ended June 30, 2009, $6 million and $24 million  (2008 - $39 million and $60 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

10.      Financial risk management and financial instruments:

(a)   Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.  There have been no significant changes to the Company's risk management strategies since December 31, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

10.      Financial risk management and financial instruments (continued):

(b)  Derivative instruments:

The effect of estimating fair value using credit-adjusted interest rates on the Company's cross-currency interest rate exchange agreements ("Derivatives") at June 30, 2009 is illustrated in the table below.  As at June 30, 2009, the credit-adjusted net liability position of the Company's derivative portfolio was $396 million, which is $6 million more than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives
	in an asset	in a liability	Net liability
	position	position	position
	(A)	(B)	(A) + (B)

Mark-to-market value - risk-free analysis	$399	$(789)	$(390)
Mark-to-market value - credit-adjusted estimate (carrying value)	351	(747)	(396)

Difference	$48	$(42)	$6

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

10.      Financial risk management and financial instruments (continued):

At June 30, 2009, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At June 30, 2009, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$344	$303
As liabilities	3,215	1.3337	4,288	(785)	(743)
Net mark-to-market liability				(441)	(440)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	55	48
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market liability				51	44

Net mark-to-market liability				$(390)	(396)

Less net current liability portion					(45)

					$(351)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

10.      Financial risk management and financial instruments (continued):

At December 31, 2008, 87.4% of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At December 31, 2008, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
	notional	rate	notional	basis	basis

Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$492	$435
As liabilities	3,215	1.3337	4,288	(712)	(658)
Net mark-to-market liability				(220)	(223)

Derivatives not accounted for as hedges:
As assets	350	1.0258	359	79	72
As liabilities	10	1.5370	15	(3)	(3)
Net mark-to-market asset				76	69

Net mark-to-market liability				$(144)	(154)

Less current liability portion					(45)

					$(109)

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three and six months ended June 30, 2009 and 2008

11.      Related party transactions:

The Company has entered into certain transactions with entities, the partners or senior officers of which are Directors of the Company.  During the three and six months ended June 30, 2009 and 2008, total amounts paid by the Company to these related parties, directly or indirectly, were $10 million and $14 million and $1 million and $2 million, respectively.

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from these related parties, during the six months ended June 30, 2009 and 2008 were approximately $0.6 million and $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

12.      Commitments:

In June 2009, the Company entered into an agreement to outsource certain information technology functions.  The agreement has a seven-year term, resulting in committed expenditures of $632 million.

13.      Contingencies:

In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum.  In May 2009, the Company settled this litigation for $4 million, which is included in operating, general and administrative expenses for the three months ended June 30, 2009.